Exhibit 99.1

P R E S S R E L E A S E

For Immediate Release	10 June 2003

CADBURY SCHWEPPES 2003 INTERIM TRADING UPDATE

Cadbury Schweppes plc issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year-to-date performance in 2003: the interim results for 2003 will be announced on 23 July 2003.

Todd Stitzer, Cadbury Schweppes’ CEO said, “Overall revenue and earnings in our base business have made reasonable progress in constant currency against a background of weak trading conditions in the first half. This growth in earnings has been broadly offset by the dilutive impact of acquisitions. 2003 will be a transitional year for the business as we focus on building a stronger and more sustainable platform for future growth.”

Trading Update

The regional commentaries listed below reflect the changes to the organisational structure announced in February. For the purposes of this update they exclude the impact of the Adams acquisition which is commented on separately. The comparable restated numbers for the half and full year 2002 are included in the attached appendix.

Our businesses in the Europe, Middle East & Africa confectionery region have generally had a strong period, led by Cadbury Trebor Bassett which continues to benefit from recent restructuring and investment. Cadbury Trebor Bassett’s performance was driven by strong Easter sales and further market share gains. Elsewhere in the region, emerging market operations in Africa, particularly South Africa and Egypt, have performed well, but performance at Dandy has been affected by market and competitive conditions in Russia.

Our European Beverage operations have had a slow start to the year in generally competitive markets. In Germany, Apollinaris & Schweppes is outperforming a weak soft drinks market; however, its profits are being impacted by increased investment in marketing and new capacity.

In Americas Beverages, consumer demand for soft drinks in the US during the first half has been affected by a combination of adverse weather conditions and weak consumer spending. Dr Pepper is performing in line with other core carbonated brands although performance is being impacted by the focus of the cola systems on innovation and weakness in fountain. The changes to the distribution arrangements for 7 UP in the US are in line with expectations. Our non CSD brands have had a satisfactory start to the year with core brand sales expected to be level or ahead at the half year. Our Mexican business continues to produce good results. Overall, we expect profits from the Americas Beverages region to be modestly ahead in the first half.

Americas Confectionery has had a mixed start to the year with an excellent recovery in Argentina masked by continued challenging trading conditions in Canada.

Profits in the Asia Pacific region in the first half are expected to be lower year-on-year due to weaker results from our businesses in Australia. The Food & Beverage business has taken longer than expected to regain accounts lost as a consequence of the disruption caused by the IT implementation in the fourth quarter 2002. The confectionery business has been affected by the combination of reduced consumer demand following significant price increases early in the year and destocking by the trade.

Adams

At the end of March we completed the acquisition of the Adams confectionery business. To date, the performance of the business and the integration are in line with expectations. Trading in the North American gum market remains highly competitive, however, the business continues to make excellent progress in the Latin American and Asia Pacific gum markets and with the Halls brand around the world. All key management appointments have been made and a number of integration projects are on track to deliver early benefits.

Restructuring and Cashflow

As already announced, restructuring charges will be significantly higher in 2003, as a result of the acquisition of Adams and the management reorganisation. Much of this however, will fall in the second half.

Cash outflow in the first half is expected to be materially higher than the previous year primarily due to movements in cocoa prices, the impact of acquisitions and the timing of marketing and bottler payments at DPSU.

Summary

Overall, we anticipate that earnings for the first half including acquisitions will be broadly level with 2002 in constant currency terms. The net effect of currency movements on earnings is expected to be around 5% adverse.

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313 http://www.cadburyschweppes.com

Investor Relations	020-7830-5095
Sally Jones
Marie Wall

Media Relations	020-7409 1313
Dora McCabe

The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

Notes to Editors:

Cadbury Schweppes

Cadbury Schweppes is an international company with sales of over £6bn. The group manufactures, markets and distributes branded confectionery and beverages products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett – are enjoyed in over 200 countries across the world. With the acquisition of Adams and its brands – Halls, Trident, Dentyne and Bubbas bubblegum range – the group now employs around 55,000 people and is the world’s largest confectionery company. It is also number one in sugar and functional confectionery and a strong number two in gum and the world’s third largest soft drinks company.

Photographs for the media are available at NewsCast http://www.newscast.co.uk.
Tel (44) 207 608 1000.

Appendix
Restated 2002 Half Year and Full Year segmental disclosures

	£m	£m
	2002 Full Year	2002 Half Year
Turnover
Americas Beverages	1,982	930
Americas Confectionery	252	107
Europe, Middle East and Africa	1,768	734
European Beverages	548	248
Asia Pacific	738	331

	5,288	2,350
Central Costs	10	4

	5,298	2,354

	£m	£m
	2002 Full Year	2002 Half Year
Underlying trading profit
Americas Beverages	586	261
Americas Confectionery	20	8
Europe, Middle East and Africa	274	104
European Beverages	104	38
Asia Pacific	114	43

	1,098	454
Central Costs	(115)	(53)

	983	401